

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 14, 2016

Via E-mail
Sam Talari
Chief Executive Officer
CB Scientific Inc.
10901 Roosevelt Blvd, Suite 1000c
Saint Petersburg, FL 33716

> **Re:** **CB Scientific Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 8, 2016**
> **File No. 024-10616**

Dear Mr. Talari:

　　We have reviewed your amended offering statement and have the following comment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

1.　　Please reconcile the information in exhibit 1A-17 with:
   - your state of incorporation that you disclose in Parts I and II of your offering statement, and
   - the two series of preferred stock mentioned in exhibit 1A-2A.

　　You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.　Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

> Sincerely,
>
> /s/ Russell Mancuso
>
> Russell Mancuso
> Branch Chief
> Office of Electronics and Machinery

cc:　Craig A. Huffman, Esq.
　　Securus Law Group, P.A.